SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 11, 2004
Commission File Number 0-29874
AngloGold Ashanti Limited
(Translation of registrant's name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X     Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes        No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes        No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes        No X
Enclosure: Press release - AngloGold Ashanti signs agreement with Philippines explorer Red 5.

ANGLOGOLD ASHANTI
AUSTRALIA

AngloGold Ashanti Australia Limited (formerly AngloGold Australia Limited) \ A.B.N. 42 008 737 424
Level 13 \ 44 St Georges Tce \ Perth WA \ 6000 \ Australia
Tel: +61 8 9425 4600 \ Fax: +61 8 9425 4662 \ www.AngloGoldAshanti.com

news release

Queries

Tel:

Mobile:

E-mail:

Australia

Andrea Maxey

+ 61 8 9425 4604

+ 61 438 001 393

amaxey@anglogoldashanti.com.au

South Africa

Steve Lenahan

+27 11 637 6248

+27 83 308 2200

slenahan@AngloGoldAshanti.com

Michael Clements

+27 11 637 6647

+27 823393890

mclements@AngloGoldAshanti.com

USA

Charles Carter

Toll Free 800 417 9255

+ 1 212 750 7999

cecarter@AngloGoldAshanti.com

Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company's business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.

AngloGold Ashanti signs agreement with Philippines explorer Red 5

AngloGold Ashanti Limited has agreed to take a share placement in Red 5 Limited and has formed a strategic alliance with the explorer in relation to its Philippines tenements.

AngloGold Ashanti will subscribe for 31 million Red 5 shares at 17.7 cents per share to acquire a 12.3% stake in the expanded issued capital of Red 5. Red 5 will use the A$5.5 million raised by the placement to fund exploration along strike from current mineral resources at the Siana Project, and to test nearby porphyry gold-copper targets in the Surigao region of the Republic of the Philippines.

The Head of AngloGold Ashanti Australia, Mr Peter Rowe, will join the Red 5 board.

The companies have also formed a strategic alliance in which Red 5 has granted AngloGold Ashanti Australia an exclusive option to enter joint ventures and earn direct equity in specific projects in the Surigao region, within the Area of Influence. As part of the strategic alliance, AngloGold Ashanti Australia has agreed to provide technical services to Red 5 on request.

If AngloGold Ashanti Australia decides to exercise its right to enter a joint venture, it will be required to spend a minimum of US$1.75 million in the first year, a further US$4 million to acquire 65% of Red 5's equity in the joint venture and a further US$5 million to acquire an additional 10%.

Whilst Red 5's Siana Project has been excluded from the Area of Influence, Red 5 will have access to AngloGold Ashanti Australia's technical support and has an obligation to offer AngloGold Ashanti Australia the opportunity to provide debt funding as and when required.

The placement will be made on 22 October.

Perth, Australia
11 October 2004

ends

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: October 12, 2004
By: /s/ C R Bull
Name: C R Bull
Title:    Company Secretary